Exhibit 99.3
ASML — Summary IFRS Consolidated Statements of Operations 1

	Three months ended,		Nine months ended,
(in thousands EUR)	Oct 1, 2006	Sep 30, 2007	Oct 1, 2006	Sep 30, 2007

Net system sales	856,556	849,195	2,250,475	2,538,952
Net service and field option sales	101,877	91,142	279,103	296,842

Total net sales	958,433	940,337	2,529,578	2,835,794

Cost of sales	582,009	585,673	1,533,376	1,753,424

Gross profit on sales	376,424	354,664	996,202	1,082,370

Research and development costs, net of credits	76,549	76,886	211,647	268,236
Selling, general and administrative costs	51,422	55,977	152,086	168,449

Income from operations	248,453	221,801	632,469	645,685
Interest income (expense)	(10,749)	9,089	(38,830)	21,571

Income from operations before income taxes	237,704	230,890	593,639	667,256
Provision for income taxes	(64,850)	(55,297)	(166,335)	(169,904)

Net income	172,854	175,593	427,304	497,352
ASML — Summary IFRS Consolidated Balance Sheets 1

(in thousands EUR)	Dec 31, 2006	Sep 30, 2007

ASSETS
Cash and cash equivalents	1,655,857	2,445,227
Accounts receivable, net	672,762	611,697
Inventories, net	808,481	1,021,182
Other current assets	147,683	214,225

Total current assets	3,284,783	4,292,331

Other assets	346,540	285,658
Intangible assets, net	139,913	340,022
Property, plant and equipment, net	270,890	343,246

Total assets	4,042,126	5,261,257
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,181,944	2,382,628
Convertible subordinated debt	333,220	40,123
Other long term debt and deferred liabilities	247,979	865,259
Shareholders’ equity	2,278,983	1,973,247

Total liabilities and shareholders’ equity	4,042,126	5,261,257

ASML — Summary IFRS Consolidated Statements of Cash Flows 1

	Three months ended,		Nine months ended,
(in thousands EUR)	Oct 1, 2006	Sep 30, 2007	Oct 1, 2006	Sep 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	172,854	175,593	427,304	497,352
Depreciation and amortization	43,957	58,583	96,820	184,556
Change in tax assets and liabilities	58,193	4,090	72,686	32,677
Change in assets and liabilities	(248,936)	(8,383)	(417,242)	7,917

Net cash provided by operating activities	26,068	229,883	179,568	722,502
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16,615)	(49,676)	(47,555)	(125,188)
Proceeds from sale of property, plant and equipment	1,376	1,698	2,742	15,927
Purchase of intangible assets	(23,875)	(60,912)	(66,406)	(324,450)
Acquired financial fixed assets	—	—	—	744
Acquired cash	—	—	—	6,127

Net cash used in investing activities	(39,114)	(108,890)	(111,219)	(426,840)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(148,146)	—	(400,750)	(156,253)
Net proceeds from issuance of shares and stock options	9,442	29,103	24,151	62,167
Excess tax benefits from stock options	—	262	—	1,000
Net proceeds from issuance of bonds	—	(14)	—	593,776
Redemption and/or repayment of debt	(310)	(1,530)	(923)	(1,875)

Net cash provided by (used in) financing activities	(139,014)	27,821	(377,522)	498,815

Net cash flows	(152,060)	148,814	(309,173)	794,477
Effect of changes in exchange rates on cash	1,482	(2,846)	(14,547)	(5,107)

Net increase (decrease) in cash and cash equivalents	(150,578)	145,968	(323,720)	789,370
ASML — Quarterly Summary IFRS Consolidated Statements of Operations 1

	Three months ended,
(in millions EUR)	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

Net system sales	856.5	978.6	858.9	830.8	849.2
Net service and field option sales	101.9	88.9	101.3	104.4	91.1

Total net sales	958.4	1,067.5	960.2	935.2	940.3

Cost of sales	582.0	649.6	590.9	576.8	585.6

Gross profit on sales	376.4	417.9	369.3	358.4	354.7

Research & development costs, net of credits	76.5	78.6	93.7	97.7	76.9
Selling, general and administrative costs	51.4	52.3	56.1	56.3	56.0

Income from operations	248.5	287.0	219.5	204.4	221.8
Interest income (expense)	(10.8)	1.6	7.3	5.1	9.1

Income from operations before income taxes	237.7	288.6	226.8	209.5	230.9
Provision for income taxes	(64.8)	(79.9)	(60.5)	(54.0)	(55.3)

Net income	172.9	208.7	166.3	155.5	175.6

ASML — Summary IFRS Consolidated Balance Sheets 1

(in millions EUR)	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

ASSETS
Cash and cash equivalents	1,580.9	1,655.8	1,463.2	2,299.3	2,445.2
Accounts receivable, net	674.5	672.8	648.6	567.8	611.7
Inventories, net	837.2	808.5	906.7	972.9	1,021.2
Other current assets	157.5	147.7	169.7	183.6	214.2

Total current assets	3,250.1	3,284.8	3,188.2	4,023.6	4,292.3

Other assets	285.4	346.5	326.4	354.1	285.7
Intangible assets, net	134.5	139.9	339.0	322.1	340.0
Property, plant and equipment, net	281.5	270.9	288.5	313.5	343.3

Total assets	3,951.5	4,042.1	4,142.1	5,013.3	5,261.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,530.6	1,181.9	1,163.9	1,324.0	2,382.6
Convertible subordinated debt	332.1	333.2	336.5	339.8	40.1
Other long term debt and deferred liabilities	228.7	248.0	342.0	880.1	865.3
Shareholders’ equity	1,860.1	2,279.0	2,299.7	2,469.4	1,973.3

Total liabilities and shareholders’ equity	3,951.5	4,042.1	4,142.1	5,013.3	5,261.3
ASML — Summary IFRS Consolidated Statements of Cash Flows 1

	Three months ended,
(in millions EUR)	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	172.9	208.7	166.3	155.5	175.6
Depreciation and amortization	43.9	52.7	73.3	52.7	58.6
Change in tax assets and liabilities	58.2	(47.7)	31.2	(2.7)	4.1
Change in assets and liabilities	(249.0)	178.5	(52.0)	68.3	(8.4)

Net cash provided by operating activities	26.0	392.2	218.8	273.8	229.9
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16.6)	(23.1)	(35.8)	(39.7)	(49.7)
Proceeds from property, plant and equipment	1.4	2.5	4.3	9.9	1.7
Purchases of intangible assets	(23.9)	(28.0)	(247.2)	(16.3)	(60.9)
Acquired financial fixed assets	—	—	0.8	—	—
Acquired cash	—	—	6.1	—	—

Net cash used in investing activities	(39.1)	(48.6)	(271.8)	(46.1)	(108.9)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(148.1)	(277.6)	(156.3)	—	—
Net proceeds from issuance of shares and stock options	9.4	13.5	18.1	15.0	29.1
Excess tax benefits from stock options	—	1.1	0.6	0.1	0.2
Net proceeds from issuance of bonds	—	—	—	593.7	—
Redemption and/or repayment of debt	(0.3)	(7.4)	(0.2)	(0.1)	(1.5)

Net cash provided by (used in) financing activities	(139.0)	(270.4)	(137.8)	608.7	27.8

Net cash flows	(152.1)	73.2	(190.8)	836.4	148.8
Effect of changes in exchange rates on cash	1.5	1.8	(1.8)	(0.4)	(2.8)

Net increase (decrease) in cash and cash equivalents	(150.6)	75.0	(192.6)	836.0	146.0

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and over the life of the contract respectively. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranty are recognized when occurred.

ASML — Reconciliation U.S. GAAP — IFRS1

Net income	Three months ended,		Nine months ended,
(in thousands EUR)	Oct 1, 2006	Sep 30, 2007	Oct 1, 2006	Sep 30, 2007

Net income under U.S. GAAP	172,018	167,985	419,164	481,793
Share-based Payments (see Note 1)	1,530	279	1,802	293
Capitalization of development costs (see Note 2)	6,533	9,594	29,032	29,575
Convertible Subordinated Notes (see Note 3)	(7,227)	(2,265)	(22,694)	(6,661)
Other (see Note 4)	—	—	—	(7,648)

Net income under IFRS	172,854	175,593	427,304	497,352
Shareholders’ equity

(in thousands EUR)	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007	Sep 30, 2007

Shareholders’ equity under U.S. GAAP	1,741,492	2,156,455	2,156,472	2,327,742	1,842,883
Share-based Payments (see Note 1)	5,269	343	523	3,924	7,126
Capitalization of development costs (see Note 2)	80,848	90,769	113,451	110,749	120,344
Convertible Subordinated Notes (see Note 3)	32,524	31,416	29,239	27,019	2,894
Other (see Note 4)	—	—	—	—	—

Shareholders’ equity under IFRS	1,860,133	2,278,983	2,299,685	2,469,434	1,973,247
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with

IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges. Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.
Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

1.)	Except for balance sheet data as of December 31, 2006 all figures are unaudited.